UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.        )*

Net2Phone, Inc.

(Name of Issuer)
Common Stock, par value $.01 per share

(Title of Class of Securities)
64108N 10 6
(CUSIP Number)
March 30, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /      Rule 13d-1(b)

    /x/      Rule 13d-1(c)

    / /      Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 5 Pages

CUSIP No.      64108N 10 6

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
YAHOO! INC. 77-0398689

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/ /

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
3,390,778

		(6)	Shared Voting Power
—

		(7)	Sole Dispositive Power
3,390,778

		(8)	Shared Dispositive Power
—

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
3,390,778[1]

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
15.9%

(12)	Type of Reporting Person (See Instructions)
CO

Includes 613,000 shares of Common Stock subject to a warrant which will only become exercisable upon the satisfaction of certain performance criteria by Yahoo! Inc.

ITEM 1.

Item 1 (a)	Name of Issuer
Net2Phone, Inc.

Item 1 (b)	Address of Issuer's Principal Executive Offices
171 Main Street, Hackensack, New Jersey 07601

ITEM 2.
Item 2 (a)	Name of Person Filing
Yahoo! Inc.

Item 2 (b)	Address of Principal Business Office or, if none, Residence
3420 Central Expressway, Santa Clara, California 95051

Item 2 (c)	Citizenship
Yahoo! Inc. is a Delaware corporation

Item 2 (d)	Title of Class of Securities
Common Stock, par value $.01 per share

Item 2 (e)	CUSIP Number
64108N 10 6

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b). OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	/ /	Broker or dealer registered under section 15 of the Exchange Act;
(b)	/ /	Bank as defined in section 3(a)(6) of the Exchange Act;
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Exchange Act;
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	/ /	A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	/ /	A savings association, as defined in section 3(b) of the Federal Deposit Insurance Act;
(i)	/ /	A church plan that is excluded from the definition of an investment company under Rule 3(c)(14) of the Investment Company Act of 1940;
(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:
3,390,778

(b)	Percent of Class:

15.9%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
3,390,778

	(ii)	Shared power to vote or to direct the vote

—

	(iii)	Sole power to dispose or to direct the disposition of
3,390,778

	(iv)	Shared power to dispose or to direct the disposition of
—

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  / /

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

    Except as may be disclosed in periodic filings with the Securities and Exchange Commission from time to time, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

    Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     Not applicable.

ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2000
Date

/s/ Gary Valenzuela
Signature

Gary Valenzuela, Senior Vice President and Chief Financial Officer
Name/Title